CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2006 and 2005

(unaudited)

CATALYST PAPER CORPORATION
Consolidated Statements of Earnings and Retained Earnings	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of Canadian dollars, except where otherwise stated)	2006	2005	2006	2005

Sales	$486.0	$450.3	$1,411.9	$1,352.0
Operating expenses
Cost of sales	405.5	390.3	1,201.6	1,203.9
Selling, general and administrative	17.7	12.1	47.8	41.2
Amortization (note 3)	45.8	45.1	155.3	134.3
	469.0	447.5	1,404.7	1,379.4

Operating earnings (loss)	17.0	2.8	7.2	(27.4)
Foreign exchange gain on translation of long-term debt	0.1	38.4	31.3	27.4
Other income, net	(0.4)	(0.1)	0.1	3.6
Interest expense, net	(18.4)	(19.0)	(55.5)	(56.6)
Earnings (loss) before income taxes and non-controlling interest	(1.7)	22.1	(16.9)	(53.0)
Income tax expense (recovery)
Current	0.5	1.4	2.3	4.1
Future (note 4)	(4.9)	(13.8)	(42.5)	(40.1)
	(4.4)	(12.4)	(40.2)	(36.0)

Net earnings (loss) before non-controlling interest	2.7	34.5	23.3	(17.0)
Non-controlling interest	(0.2)	(0.3)	(2.0)	(0.6)

Net earnings (loss)	2.5	34.2	21.3	(17.6)
Retained earnings, beginning of period	117.6	72.6	98.8	124.4
Retained earnings, end of period	$120.1	$106.8	$120.1	$106.8

Basic and diluted earnings (loss) per share (in dollars)	$0.01	$0.16	$0.10	$(0.08)
Weighted average common shares outstanding (in millions)	214.6	214.6	214.6	214.6

CATALYST PAPER CORPORATION
Consolidated Balance Sheets	September 30,	December 31,
(In millions of Canadian dollars)	2006	2005
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$31.1	$-
Accounts receivable	261.4	246.7
Inventories	241.6	245.7
Prepaids and other	28.7	24.1
	562.8	516.5
Property, plant and equipment (note 3)	2,035.0	2,139.3
Other assets	38.6	40.1
	$2,636.4	$2,695.9
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$294.4	$279.4
Long-term debt (note 5)	822.1	861.9
Other long-term obligations	194.4	209.7
Future income taxes (note 4)	259.8	300.9
Deferred credits	23.2	24.3
	1,593.9	1,676.2
Shareholders’ equity
Share capital	913.6	913.6
Contributed surplus	8.8	7.3
Retained earnings	120.1	98.8
	1,042.5	1,019.7
	$2,636.4	$2,695.9

On behalf of the Board:

Russell J. Horner	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION
Consolidated Statements of Cash Flows	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of Canadian dollars)	2006	2005	2006	2005
Cash flows provided (used) by
Operating
Net earnings (loss)	$2.5	$34.2	$21.3	$(17.6)
Items not requiring (providing) cash
Amortization	45.8	45.1	137.7	134.3
Impairment loss on property, plant and equipment (note 3)	-	-	17.6	-
Future income taxes (note 4)	(4.9)	(13.8)	(42.5)	(40.1)
Increase in other long-term obligations	12.5	6.7	30.4	17.1
Foreign exchange gain on translation of long-term debt	(0.1)	(38.4)	(31.3)	(27.4)
Non-controlling interest	0.2	0.3	2.0	0.6
Other	(7.4)	(16.6)	(14.9)	(8.0)
	48.6	17.5	120.3	58.9
Changes in non-cash operating working capital
Accounts receivable	(20.1)	(3.0)	(14.6)	2.5
Inventories	(3.5)	(1.2)	4.1	17.4
Prepaids and other	(12.1)	(14.8)	(9.8)	(11.4)
Accounts payable and accrued liabilities	12.6	(20.3)	13.5	(26.3)
	(23.1)	(39.3)	(6.8)	(17.8)
Cash flows provided (used by) operating activities	25.5	(21.8)	113.5	41.1
Investing
Additions to property, plant and equipment	(22.9)	(23.8)	(52.2)	(69.7)
Proceeds from sale of property, plant and equipment	-	0.1	1.0	2.4
Decrease (increase) in other assets	(0.2)	0.3	0.7	(0.8)
Cash flows used by investing activities	(23.1)	(23.4)	(50.5)	(68.1)
Financing
Increase (decrease) in revolving loan	-	25.6	(6.5)	25.6
Deferred financing costs	-	-	-	0.1
Decrease in other long-term obligations	(8.4)	(8.3)	(25.4)	(24.7)
Cash flows provided (used by) financing activities	(8.4)	17.3	(31.9)	1.0
Cash and cash equivalents, increase (decrease) during period	(6.0)	(27.9)	31.1	(26.0)
Cash and cash equivalents, beginning of period	37.1	27.9	-	26.0

Cash and cash equivalents, end of period	$31.1	$-	$31.1	$-
Supplemental information
Income taxes paid (received)	$(0.1)	$0.8	$2.9	$4.0
Net interest paid	17.7	18.8	54.1	56.4

CATALYST PAPER CORPORATION
Consolidated Business Segments
(Unaudited and in millions of Canadian dollars)	Specialty Papers	Newsprint	Pulp	Total
Three months ended September 30, 2006 (note 2)
Sales [1]	$245.0	$128.8	$112.2	$486.0
Amortization	24.7	10.7	10.4	45.8
Operating earnings (loss)	6.9	7.5	2.6	17.0
Additions to property, plant and equipment	11.2	9.4	2.3	22.9
Three months ended September 30, 2005 (note 2)
Sales [1]	$223.9	$127.1	$99.3	$450.3
Amortization	22.8	11.3	11.0	45.1
Operating earnings (loss)	10.9	3.4	(11.5)	2.8
Additions to property, plant and equipment	12.6	5.7	5.5	23.8
Nine months ended September 30, 2006 (note 2)
Sales [1]	$684.4	$401.4	$326.1	$1,411.9
Amortization (note 3)	70.1	52.3	32.9	155.3
Operating earnings (loss)	16.3	5.0	(14.1)	7.2
Additions to property, plant and equipment	27.5	18.5	6.2	52.2
Nine months ended September 30, 2005 (note 2)
Sales [1]	$661.7	$387.2	$303.1	$1,352.0
Amortization	68.2	33.4	32.7	134.3
Operating earnings (loss)	15.5	3.9	(46.8)	(27.4)
Additions to property, plant and equipment	36.2	16.2	17.3	69.7

1Pulp sales are stated net of inter-segment pulp sales of $11.8 million for the three months ended September 30, 2006 ($10.0 million - three months ended September 30, 2005) and $34.4 million for the nine months ended September 30, 2006 ($34.3 million - nine months ended September 30, 2005).

CATALYST PAPER CORPORATION

Notes to the Consolidated Financial Statements
(Unaudited and in millions of Canadian dollars, except where otherwise noted)

1. Basis of Presentation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships. In addition, the consolidated financial statements include the accounts of variable interest entities where it has been determined that the Company is the primary beneficiary. All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a basis consistent with those followed in the December 31, 2005, audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2005, audited consolidated financial statements and the notes thereto.

All dollar amounts referred to in the unaudited interim consolidated financial statements and the notes thereto reflect Canadian dollars unless otherwise stated.

2. Segmented Information

The Company operates in three business segments:

Specialty Papers - Manufacture and sale of groundwood specialty printing paper
Newsprint - Manufacture and sale of newsprint
Pulp - Manufacture and sale of long and short fibre pulp and kraft paper

The segments are managed separately, and all manufacturing facilities are located in the province of British Columbia, Canada. Inter-segment sales consist of pulp transfers at cost.

Effective January 1, 2006, the Company reclassified its kraft paper activities from its specialty papers business segment to its pulp segment to reflect the integrated nature of its pulp and kraft paper operations. Segment information for prior periods has been reclassified to reflect these changes.

3. Property, Plant and Equipment

In March 2006, the Company undertook an operational review of its Port Alberni No. 3 paper machine and ancillary assets. Based on this review, the Company decided to permanently close this previously idled paper machine. In accordance with Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets,” the Company determined that the carrying value of this paper machine and ancillary assets was not recoverable and, accordingly, recorded an impairment loss to write down the machine assets to their estimated fair value. In March 2006, the Company recorded an impairment loss of $17.6 million in its newsprint segment related to the Port Alberni No. 3 paper machine. The impairment loss is included in amortization expense in the nine months ended September 30, 2006. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs.

4. Future Income Taxes

Income tax recovery for the nine months ended September 30, 2006, includes a release of future income taxes of $22.9 million related to the reduction in future federal corporate income taxes. Since the federal corporate income tax rate change had been enacted as defined in the Emerging Issues Committee Abstract Number 111, “Determination of Substantially Enacted Tax Rates Under CICA 3465”, the Company recorded the impact of the rate change in the previous quarter.

5. Long-term Debt

The Company’s long-term debt, all of which matures beyond one year, is as follows:

Recourse	September 30, 2006	December 31, 2005
Senior notes, 8.625% due June 2011 (US$400.0 million)	$448.8	$469.4
Senior notes, 7.375% due March 2014 (US$250.0 million)	278.8	291.5
	727.6	760.9
Revolving operating facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	-	6.5
	727.6	767.4
Non-recourse
First mortgage bonds, 6.387% due July 2009	75.0	75.0
Subordinated promissory notes	19.5	19.5
	94.5	94.5
	$822.1	$861.9

CATALYST PAPER CORPORATION

Notes to the Consolidated Financial Statements
(Unaudited and in millions of Canadian dollars, except where otherwise noted)

5. Long-term Debt ... continued

Substantially all of the assets of the Company are pledged as security under the $350.0 million revolving operating facility (the “Facility”). Its availability is determined by a borrowing base which is calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $779.3 million as at September 30, 2006. At September 30, 2006, the Facility was undrawn, and after outstanding letters of credit of $22.7 million, $327.3 million was available to the Company. An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility. As at September 30, 2006, no such debt has been incurred.

At September 30, 2006, the Company was in compliance with the covenants under both its Facility and senior notes. The Company’s Consolidated Fixed Charge Coverage Ratio (“CFCC Ratio”) under the senior note indentures calculated on a 12-month trailing average, was 3.0:1 at September 30, 2006. In the event that the CFCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also, the Company’s restricted payments basket under the 8.625% senior notes was negative $66 million as at September 30, 2006, as a result of accumulated losses in recent years. Pursuant to the 8.625% senior note covenants, the Company cannot pay dividends unless the balance in this basket is positive.

Non-recourse debt is debt owed by the Company’s subsidiary Powell River Energy Inc. (“PREI”). The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a variable interest entity in which the Company is the primary beneficiary.

6. Employee Future Benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans. The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents. For the three and nine months ended September 30, 2006, the Company incurred a total post-retirement benefit cost of $14.8 million and $43.4 million, respectively (three and nine months ended September 30, 2005, $13.1 million and $38.6 million, respectively).

7. Financial Instruments

Derivative financial instruments
The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt. The Company also uses interest rate swaps to manage its net exposure to interest rate changes.

(a) Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased Options		Sold Options		Forward Contracts
Term	US$Millions	Average Rate C$ / US$	US$Millions	Average Rate C$ / US$	US$Millions	Average Rate C$ / US$

As at September 30, 2006
0 to 12 months	$489	1.1202	$179	1.1872	$57	1.1207
13 to 24 months	19	1.0967	-	-	-	-
	$508	1.1193	$179	1.1872	$57	1.1207
As at December 31, 2005
0 to 12 months	$450	1.1930	$232	1.2899	$60	1.1705
13 to 24 months	50	1.1447	-	-	-	-
	$500	1.1881	$232	1.2899	$60	1.1705

Foreign exchange translation gains and losses on the above instruments designated as hedges of future sales are recognized concurrently with the hedged revenue in “Sales”. At September 30, 2006, instruments having a notional principal of US$356 million are designated as hedging instruments and instruments of US$209 million are marked to market, where the related gains and losses are recognized in sales. At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $12.9 million, of which $11.6 million is included in “Prepaids and other” (of this amount, $4.5 million has been recognized in “Sales”) and the remaining $1.3 million is not yet recorded in the financial statements.

At September 30, 2006, commodity swap agreements to fix the sales price on NBSK pulp within the next 12 months are outstanding for 3,850 metric tonnes. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was $nil at the end of the current quarter.

CATALYST PAPER CORPORATION

Notes to the Consolidated Financial Statements
(Unaudited and in millions of Canadian dollars, except where otherwise noted)

7. Financial Instruments… continued

(b) Cost risk management instruments

Oil and gas contracts outstanding were as follows:
	Oil Contracts		Gas Contracts
Term	Barrels (“bbls”) (000’s)	Average Rate US$/bbl	MMBTU (millions)	Average Rate US$/MMBTU
As at September 30, 2006
0 to 12 months	50	$31.55	1.8	$7.37
13 to 36 months	-	-	0.1	6.83
	50	$31.55	1.9	$7.35
As at December 31, 2005
0 to 12 months	20	$23.30	0.2	$6.67
13 to 36 months	30	31.55	-	-
	50	$28.25	0.2	$6.67

The above instruments are not designated as hedging instruments for accounting purposes and are reported on the balance sheet at their fair value. At period-end contract rates, the net amount the Company would pay to settle these commodity contracts is $0.8 million, all of which is included in “Accounts payable and accrued liabilities” and has been recognized in “Cost of sales”.

(c) Long-term debt risk management instruments

The Company is party to forward foreign currency contracts to acquire U.S. dollars totalling US$27 million over a five-year period at rates averaging C$/US$1.3187. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on translation of long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $4.8 million.

(d) Interest rate swaps

The Company has entered into fixed-to-floating interest rate swaps on US$100 million, under which it will receive a fixed rate of 7.375%, and pay a floating rate of U.S. six month LIBOR plus 2.0%. The swaps mature March 1, 2014, although US$30 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014 for premiums which mirror the call premiums on the 7.375% senior notes. These instruments are designated as fair value hedging instruments, with settlement amounts recognized in interest expense. At period-end swap rates, the net amount the Company would receive to settle these contracts is $0.9 million.

8. Comparative figures

Certain comparative figures disclosed in the interim consolidated financial statements have been reclassified to conform with the presentation adopted for the current period.